UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
 (Translation of registrant's name into English)

10 Akti Kondili
185 45 Piraeus
Greece
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b). Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b). Yes ☐   No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 16, 2018, Aegean Marine Petroleum Network Inc. ("Aegean" or the "Company") announced that Mercuria Energy Group Limited, together with its affiliates ("Mercuria"), became the sole lender under the Company's U.S. and global revolving credit facilities (the "Trade Finance Facility"), as contemplated by the previously announced Memorandum of Understanding ("MOU"). Mercuria and the Company executed a letter agreement, dated as of August 15, 2018, detailing the US$30 million of incremental liquidity Mercuria is providing to the Company by way of amendments and waivers to the Trade Finance Facility and other financing arrangements. Pursuant to the MOU, Mercuria will provide US$250 million and US$750 million in revolving credit facilities to finance the U.S. and global businesses, respectively, through at least January 31, 2019.

In connection with the foregoing, Aegean and Mercuria entered into an investment agreement, dated as of August 19, 2018, pursuant to which Aegean issued 17,458,038 common shares (the "Shares") to Mercuria, constituting 30% of Aegean's outstanding common shares on a pro-forma basis for the transaction. In addition, Aegean and Mercuria entered into an investor rights agreement, dated as of August 21, 2018, pursuant to which, among other things, Mercuria agreed that through August 31, 2020: (A) it will not (1) purchase additional shares of the Company's common stock if such transaction or transactions would result in Mercuria owning more than 49% of the Company's common stock, unless such offers to purchase are made to all holders of the Company's common stock via a public tender offer, (2) publicly propose a buyout of or merger with the Company, other than as set forth in clause (1), (3) disparage the Company publicly, and (4) short the Company's common stock and (B) to vote for the Company's board of directors' recommendations as it relates to conventional matters that come before annual meetings of shareholders, such as board nominees, approval of auditors and confirmation of financial statements. Aegean agreed to provide Mercuria with certain preemptive and registration rights and to appoint a representative of Mercuria to the board of directors (with such appointment right continuing so long as Mercuria owns 50% of the Shares issued to it).

The Board of Directors of the Company upon unanimous vote has increased the size of the board to eight members and intends to appoint David Gallagher as a new member of the Board of Directors. Mr. Gallagher is Mercuria's Global Head of Structuring and Origination, and prior to joining Mercuria in 2016, was Global Head of Commodities Structuring and EMEA Head of Corporate Originations at Goldman Sachs.

As previously disclosed, under the terms of the MOU, Mercuria has the exclusive right to pursue a broader strategic partnership transaction with the Company until January 31, 2019.

In connection with the above transactions, Aegean and Computershare Trust Company, N.A., a federally chartered trust company, entered into an amendment to the Company's stockholders rights agreement, dated as of August 14, 2009, to exclude Mercuria and its affiliates from the definition of "Acquiring Person" in the stockholders rights agreement and thereby permit Mercuria and its affiliates to acquire beneficial ownership of more than 15% of the Company's outstanding common shares.

Attached to this report are copies of the letter agreement, investor rights agreement and amendment to the stockholders rights agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.

/s/ Jonathan McIlroy
Dated: August 21, 2018	Name: Jonathan McIlroy Title: President